Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes (a)	$921	$1,216	$1,097	$623	$279
Less: Capitalized interest	(10)	(8)	(8)	(14)	(13)
Add:
Fixed charges	175	201	232	237	255
Amortization of capitalized interest	5	4	4	4	3
Adjusted earnings	$1,091	$1,413	$1,325	$850	$524
Fixed charges:
Interest expense	$90	$107	$123	$142	$154
Amortization of debt costs	4	4	5	6	8
Rent expense representative of interest	81	90	104	89	93
Total fixed charges	$175	$201	$232	$237	$255
Ratio of earnings to fixed charges (a)	6.23	7.03	5.71	3.59	2.05

(a)	Excluding the $241 million gain on the sale of LiveTV in 2014 would result in a ratio of earnings to fixed charges of 2.57.